UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-6903

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PROFIT SHARING PLAN FOR EMPLOYEES OF TRINITY INDUSTRIES, INC.

AND CERTAIN AFFILIATES AS RESTATED EFFECTIVE JANUARY 1, 2011,

FORMERLY THE PROFIT SHARING PLAN FOR EMPLOYEES OF TRINITY

INDUSTRIES, INC. AND CERTAIN AFFILIATES AS RESTATED EFFECTIVE

JANUARY 1, 2005

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

TRINITY INDUSTRIES, INC.

2525 Stemmons Freeway

Dallas, Texas 75207-2401

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2011, formerly the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2005

As of December 31, 2011 and 2010, and for the Year Ended December 31, 2011

Profit Sharing Plan for Employees of Trinity Industries, Inc.

and Certain Affiliates as Restated Effective January 1, 2011, formerly the Profit

Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as

Restated Effective January 1, 2005

Financial Statements and Supplemental Schedule

As of December 31, 2011 and 2010 and for the Year Ended December 31, 2011

Report of Independent Registered Public Accounting Firm

Profit Sharing Plan Committee

Trinity Industries, Inc.

We have audited the accompanying statements of net assets available for benefits of the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2011, formerly the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2005, as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Dallas, Texas

May 30, 2012

Profit Sharing Plan for Employees of Trinity Industries, Inc.

and Certain Affiliates as Restated Effective January 1, 2011, formerly the Profit

Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as

Restated Effective January 1, 2005

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets
Plan’s interest in Trinity Industries, Inc. Plan Master Trust	$189,073,242	$167,505,196

Receivables:
Participant contributions	400,805	360,272
Company contributions	9,048,368	7,867,302
Notes receivable from participants	9,630,591	8,961,627

	19,079,764	17,189,201

Total assets	208,153,006	184,694,397

Liabilities and Net Assets Available for Benefits
Excess contributions payable	75,807	130,667

Net assets available for benefits	$208,077,199	$184,563,730

See accompanying notes to financial statements.

Profit Sharing Plan for Employees of Trinity Industries, Inc.

and Certain Affiliates as Restated Effective January 1, 2011, formerly the Profit

Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as

Restated Effective January 1, 2005

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions
Contributions:
Participant	$14,075,049
Company	9,037,340

23,112,389
Net investment income in Trinity Industries, Inc. Plan Master Trust	1,148,361
Transfers from other qualified plans	19,625,426
Interest income on participant loans	357,802
Other income	77,216

Total additions	44,321,194

Deductions
Benefits paid to participants	20,541,177
Administrative expenses	266,548

Total deductions	20,807,725

Net increase	23,513,469

Net assets available for benefits at beginning of year	184,563,730

Net assets available for benefits at end of year	$208,077,199

See accompanying notes to financial statements.

Profit Sharing Plan for Employees of Trinity Industries, Inc.

and Certain Affiliates as Restated Effective January 1, 2011, formerly the Profit

Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as

Restated Effective January 1, 2005

Notes to Financial Statements

December 31, 2011

1. Description of the Plan

The following brief description of the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2011, formerly the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2005 (the “Plan”), is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. In January 2011, the Plan was amended, restated and renamed the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2011. The restatement incorporates all previous amendments to the Plan and also provides that employees of QEAS, Inc., a subsidiary of Trinity Industries, Inc. (the “Company”), became eligible to participate in the Plan on January 1, 2011. The Plan was amended during 2011 to adjust the required minimum distributions and salary reduction contribution elections.

General

The Plan is a defined contribution plan designed to comply with the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), sponsored by the Company.

J.P. Morgan Retirement Plan Services (the “Trustee”) is the Trustee of the Plan. The Company and the Trustee have entered into a Master Trust Agreement. Under the Master Trust Agreement, the Plan participates in the Trinity Industries, Inc. Plan Master Trust (the “Trinity Master Trust”), in which the Plan’s assets were commingled with assets of the McConway & Torley Profit Sharing Plan (the “M&T Plan”) until April 29, 2011, when the M&T Plan was merged into the Plan.

Effective February 1, 2011, the Quixote Corporation Incentive Savings Plan was also merged into the Plan. The total assets transferred to the Plan are reflected in the accompanying statement of changes in net assets available for benefits as transfers from other qualified plans. The Company is the Plan Sponsor for each of the participating plans.

Profit Sharing Plan for Employees of Trinity Industries, Inc.

and Certain Affiliates as Restated Effective January 1, 2011, formerly the Profit

Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as

Restated Effective January 1, 2005

1. Description of the Plan (continued)

Participation

Each employee of the Company is eligible to contribute to the Plan on the first day following the expiration of the sixty-day period that begins on the employee’s employment commencement date, and must meet the following additional requirements:

1.	Must be in a unit of employees who are designated as eligible to participate in the Plan; and

2.	Must not be included in a unit of employees covered by a collective bargaining agreement, unless benefits under the Plan were included in an agreement as a result of good faith bargaining.

Any non-union employee whose employment commences on or after January 1, 2007, and who does not make an election to either participate in the Plan or to not participate in the Plan, is automatically enrolled in the Plan on the first day following the expiration of the sixty-day period that begins on the employee’s employment commencement date.

Contributions

Each participant electing to contribute to the Plan agrees to contribute not less than 1% nor more than 14% of their eligible compensation, as defined in the Plan, in 1% increments as designated by the participant. Each automatically-enrolled participant contributes 3% of their eligible compensation. A salary reduction and contribution agreement may be entered into by each employee as the employee begins participation in the Plan, and may be amended at any time. Participants who have attained age 50 before the end of the year are eligible to make catch up contributions.

For each plan year, the Company may make two contributions consisting of a Company Matching Contribution and an Annual Retirement Contribution, as defined by the Plan. Company Matching Contributions may be made to participants eligible to receive the Company Matching Contribution, if Company earnings are at least sufficient to pay dividends to stockholders, but in no event less than $0.33 1/3 per share of common stock. The Board of Directors (the Board) may, in its sole discretion, elect to waive the Company earnings requirement. If the Company Matching Contribution is made, then each participant who has completed one year of service shall receive an amount equal to a percentage of that portion of such participant’s contribution which does not exceed six percent of such participant’s total eligible compensation for the year, as defined, under the following schedule:

Profit Sharing Plan for Employees of Trinity Industries, Inc.

and Certain Affiliates as Restated Effective January 1, 2011, formerly the Profit

Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as

Restated Effective January 1, 2005

1. Description of the Plan (continued)

Years of Service as of the End of the Plan Year	Percentage of Company Matching Contribution
Less than 1 year	0%
1 but less than 2 years	25%
2 but less than 3 years	30%
3 but less than 4 years	35%
4 but less than 5 years	40%
5 or more years	50%

The Company may contribute an Annual Retirement Contribution of up to three percent of the participating employees’ 401(k) eligible compensation regardless of whether or not the employee contributes to the Plan. Eligible participants (as defined by the Plan) who are employed on December 31 of the Plan Year, may receive an Annual Retirement Contribution within the Plan in an amount equal to a percentage of such participant’s compensation for such year based on such participant’s years of service as follows:

Years of Service as of the End of the Plan Year	Percentage of Participant’s Compensation
0	1.0%
1	1.2%
2	1.4%
3	1.6%
4	1.8%
5	2.0%
6	2.2%
7	2.4%
8	2.6%
9	2.8%
10 or more	3.0%

Company contributions are net of forfeitures, as defined. Company contributions for a given Plan year are deposited in the Trinity Master Trust no later than the date on which the Company files its federal income tax return for such year. For the 2011 Plan year, the Company Matching Contribution was $4,017,240 (net of $435,658 of forfeitures) and the Annual Retirement Contribution was $5,031,128 (net of $436,254 of forfeitures).

Profit Sharing Plan for Employees of Trinity Industries, Inc.

and Certain Affiliates as Restated Effective January 1, 2011, formerly the Profit

Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as

Restated Effective January 1, 2005

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants may direct daily the investment of participant and Company contributions among 17 registered investment funds and Company common stock. If a participant is automatically enrolled, their contributions are invested in the JP Morgan Smart Retirement Fund that most closely matches their estimated retirement age.

Benefits

Distribution of a participant’s vested account balance is payable upon retirement at or after age 65, total disability, death, or termination of employment. Distribution is equal to the salary reduction contributions and related earnings, plus the vested portion of any Company contributions and related earnings.

Withdrawals of up to 100% of the participant’s contributions can be made only to meet immediate and heavy financial needs, as defined by the Plan and that qualify under section 165 of the Internal Revenue Code (the Code), as long as the funds are not available for such needs from other sources. No hardship withdrawals are allowed against the earnings on participant contributions or against any Company contributions and related earnings. These restrictions are not applicable to Company Matching Contributions when the participant reaches age 59 1/2.

Upon request, distributions shall be made no earlier than the month that follows the last day of the month in which entitlement occurs. Distributions from the Company common stock accounts shall be made in cash unless otherwise designated by the participant.

Participant Loans

Loans may be made for a minimum of $1,000 up to a maximum of $50,000, not to exceed 50% of the participant’s contribution balance and related earnings plus 50% of the vested portion of the Company contribution balance and related earnings. Loans are subject to rules and regulations established by the Profit Sharing Committee (the “Committee”), as defined by the Plan. If a participant’s employment is terminated, any outstanding loan balances must be repaid to the Plan or they will be considered to be in default, in which case the unpaid loan balance will be treated as a distribution to the Participant.

Profit Sharing Plan for Employees of Trinity Industries, Inc.

and Certain Affiliates as Restated Effective January 1, 2011, formerly the Profit

Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as

Restated Effective January 1, 2005

1. Description of the Plan (continued)

Vesting

The Company contributions and related earnings vest to participants depending upon the number of years of vesting service, as defined, completed by such participant as follows:

Years of Service	Percentage Vested
Less than 1 year	0%
1 but less than 2 years	20%
2 but less than 3 years	40%
3 but less than 4 years	60%
4 but less than 5 years	80%
5 or more years	100%

Participants are 100% vested in Company contributions and the allocated portion of related earnings upon their attainment of age 65 or death, and are always 100% vested in participant contributions and the related earnings on such contributions.

Forfeitures

The amounts forfeited by participants who terminate employment prior to becoming fully vested are first used to reduce employer contributions. Any excess amounts may then be used to pay the Plan’s share of allocable fees and other administrative expenses of the Trinity Master Trust.

Administration of the Plan

The Plan is administered by the Committee, consisting of at least three persons who are appointed by the Board. The members of the Committee serve at the discretion of the Board, and any Committee member who is an employee of the Company shall not receive compensation for their services.

The expenses incurred by the Trustee in the performance of its duties, including the Trustee’s compensation and the services of the record keeper, shall be paid by the Plan unless paid by the Company. All other expenses are paid by the Company.

Profit Sharing Plan for Employees of Trinity Industries, Inc.

and Certain Affiliates as Restated Effective January 1, 2011, formerly the Profit

Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as

Restated Effective January 1, 2005

1. Description of the Plan (continued)

Company Stock Fund

The Plan invests in common stock of the Company through the Trinity Stock Fund. The Trinity Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. The Company has implemented a dividend pass through election for its participants.

Effective February 1, 2010, the Plan limits the amount a participant can invest in the Company Stock Fund to encourage diversification of participants’ accounts. Each payroll period, a participant can direct up to a maximum of 25 percent of their contributions in the Company Stock Fund. In addition, a participant may not transfer amounts from other investment funds into the Company Stock Fund to the extent the transfer would result in more than 25 percent of the participant’s total account balance being invested in the Company Stock Fund.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

Amendment or Termination of the Plan

The Company may amend the Plan at any time. However, no amendment, unless made to secure approval of the Internal Revenue Service (the IRS) or other governmental agency, may operate retroactively to reduce or divest the then-vested interest in the Plan of any participant, former participant or beneficiary, or to reduce or divest any benefit payable under the Plan unless all participants, former participants, and beneficiaries then having vested interests or benefit payments affected thereby consent to such amendment.

The Company may terminate the Plan at any time, subject to the provisions of ERISA. Upon complete or partial termination, the accounts of all participants affected thereby shall become 100% vested, and the Committee shall direct the Trustee to distribute the assets in the Trinity Master Trust, after receipt of any required approval by the IRS and payment of any expenses properly chargeable thereto, to participants, former participants, and beneficiaries in proportion to their respective account balances.

Profit Sharing Plan for Employees of Trinity Industries, Inc.

and Certain Affiliates as Restated Effective January 1, 2011, formerly the Profit

Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as

Restated Effective January 1, 2005

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. Benefits paid to participants are recorded when paid.

Valuation of Investments

Investments in the Trinity Master Trust are valued at fair value. Investments in registered investment companies are valued at published market prices. Investments in common/collective trust funds are valued at the net asset value per share as determined by the issuer based on the underlying fair value of its net assets. The Trinity Stock Fund invests primarily in Company common stock with a fractional amount invested in interest-bearing cash equivalents. Investments in common stock of the Company are stated at fair value based on quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported using average cost. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the excess contributions to the applicable participants prior to March 15, 2012.

Profit Sharing Plan for Employees of Trinity Industries, Inc.

and Certain Affiliates as Restated Effective January 1, 2011, formerly the Profit

Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as

Restated Effective January 1, 2005

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts in the financial statements and accompanying notes. Actual results could differ from these estimates.

Related-Party Transactions

Certain Plan investments in the registered investment companies and the interest-bearing cash equivalent portion of the Trinity Stock Fund were managed by the Trustee, and therefore, these transactions qualified as party-in-interest transactions. Additionally, a portion of the Plan’s assets is invested in the Company’s common stock. Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

Reclassifications

Certain prior year amounts presented in Note 3 have been reclassified to conform to the current year presentation.

Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The requirement to present changes in Level 3 measurements on a gross basis is effective for reporting periods beginning after December 15, 2010. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic

Profit Sharing Plan for Employees of Trinity Industries, Inc.

and Certain Affiliates as Restated Effective January 1, 2011, formerly the Profit

Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as

Restated Effective January 1, 2005

2. Significant Accounting Policies (continued)

entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

3. Fair Value Measurement

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market to that asset or liability in an orderly transaction between market participants on the measurement date. An entity is required to establish a fair value hierarchy which maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety. The three levels of inputs that may be used to measure fair values are listed below:

•

Level 1 – This level is defined as quoted prices in active markets for identical assets or liabilities. As of December 31, 2011 and 2010, Level 1 assets held by the Plan are the Trinity Stock Fund and mutual funds.

•

Level 2 – This level is defined as observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. As of December 31, 2011 and 2010, Level 2 assets held by the Plan are common/collective trust funds.

•

Level 3 – This level is defined as unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. There are no Level 3 assets held by the Plan.

Profit Sharing Plan for Employees of Trinity Industries, Inc.

and Certain Affiliates as Restated Effective January 1, 2011, formerly the Profit

Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as

Restated Effective January 1, 2005

3. Fair Value Measurement (continued)

Assets of the Trinity Master Trust measured at fair value as of December 31, on a recurring basis are summarized below:

	December 31, 2011
	Level 1	Level 2	Level 3	Total
	(In Millions)
Trinity Stock Fund(a)	$22.2	$—	$—	$22.2
Mutual Funds:(b)
Large Cap	27.1	—	—	27.1
Short-Term Investments	36.2	—	—	36.2
Lifecycle(c)	34.8	—	—	34.8
Fixed Income	19.2	—	—	19.2
Small and Mid Cap	16.1	—	—	16.1
Balanced	6.1	—	—	6.1
International equity	7.9	—	—	7.9
Common Trust Fund(d)	—	19.5	—	19.5

Total Trinity Master Trust assets at fair value	$169.6	$19.5	$—	$189.1

	December 31, 2010
	Level 1	Level 2	Level 3	Total
	(In Millions)
Trinity Stock Fund(a)	$22.7	$—	$—	$22.7
Mutual Funds:(b)
Large Cap	28.3	—	—	28.3
Short-Term Investments	32.8	—	—	32.8
Lifecycle(c)	30.9	—	—	30.9
Fixed Income	15.7	—	—	15.7
Small and Mid Cap	12.8	—	—	12.8
Balanced	6.0	—	—	6.0
International equity	5.8	—	—	5.8
Common Trust Fund(d)	—	16.6	—	16.6

Total Trinity Master Trust assets at fair value	$155.0	$16.6	$—	$171.6

Profit Sharing Plan for Employees of Trinity Industries, Inc.

and Certain Affiliates as Restated Effective January 1, 2011, formerly the Profit

Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as

Restated Effective January 1, 2005

3. Fair Value Measurement (continued)

(a)	This category consists primarily of common stock of Trinity Industries, Inc. and is stated at fair value based on the quoted market price of the stock of the Company. There were no cash equivalents included in the Trinity Stock Fund as of December 31, 2011, and insignificant amounts were included as of December 31, 2010. The Trinity Stock Fund currently determines fair value based on the quoted market price of the Company common stock. There are currently no redemption restrictions on these investments.

(b)	There are currently no redemption restrictions on these investments. The fair values of the investments in these categories have been estimated using the published market price per share.

(c)	Includes investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. The funds share the common goal of first growing and then later preserving principal.

(d)	This category consists of common trust funds comprised of shares in commingled funds that are not publicly traded. The underlying assets in these funds represent equities which are publicly traded on exchanges and price quotes for the assets held by these funds are readily available. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share. These investments were classified as Level 1 fair value measurements in 2010. The table above has been revised to properly reflect these investments as Level 2.

Profit Sharing Plan for Employees of Trinity Industries, Inc.

and Certain Affiliates as Restated Effective January 1, 2011, formerly the Profit

Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as

Restated Effective January 1, 2005

4. Trinity Master Trust

Investment income and administrative expenses relating to the Trinity Master Trust are allocated to the Plan based upon average monthly balances invested by the Plan. Each participating plan’s interest in the investment funds (i.e. separate accounts) of the Trinity Master Trust is based on account balances of the participants and their elected investment funds. The fair value of the commingled investments of all participating plans in the Trinity Master Trust accounts at December 31, 2011 and 2010, and the percentage interests the Plan holds in each of the Trinity Master Trust accounts are summarized as follows:

	2011		2010
	Fair Value	Percentage Interest	Fair Value	Percentage Interest
Trinity Stock Fund	$22,172,149	100.0%	$22,731,863	98.7%

Mutual funds:

Dodge and Cox Stock Fund	6,470,603	100.0%	5,271,863	97.4%
Allianz NFJ Small Cap Value Fund	4,114,681	100.0%	3,470,019	100.0%
American Funds EuroPacific Growth Fund	7,890,557	100.0%	5,767,179	97.5%
Fidelity Growth Company Fund	26,883,606	100.0%	27,870,622	98.2%
Fidelity Magellan Fund	230,110	100.0%	306,641	100.0%
JP Morgan Diversified Select Fund	6,071,033	100.0%	6,047,460	90.2%
JP Morgan Prime Money Market Fund	36,209,494	100.0%	32,809,212	95.7%
JP Morgan Small Cap Growth Fund	2,540,264	100.0%	1,547,227	99.6%
JP Morgan Smart Retirement Fund – 2010	3,465,480	100.0%	3,530,062	99.8%
JP Morgan Smart Retirement Fund – 2020	10,587,480	100.0%	9,228,139	99.9%
JP Morgan Smart Retirement Fund – 2030	9,558,524	100.0%	8,568,911	99.9%
JP Morgan Smart Retirement Fund – 2040	7,264,718	100.0%	6,464,616	99.9%
JP Morgan Smart Retirement Fund – 2050	2,742,320	100.0%	1,920,231	100.0%
JP Morgan Smart Retirement Income Fund	1,158,609	100.0%	1,202,798	99.0%
Perkins Mid Cap Value Fund	2,929,731	100.0%	2,526,444	99.5%
PIMCO Total Return Fund	19,241,981	100.0%	15,711,091	96.8%

Common trust funds:

JP Morgan Equity Index Fund – CF	19,541,902	100.0%	—	—%
JP Morgan Equity Index Fund	—	—%	16,590,678	97.4%

	$189,073,242	100.0%	$171,565,056	97.6%

Profit Sharing Plan for Employees of Trinity Industries, Inc.

and Certain Affiliates as Restated Effective January 1, 2011, formerly the Profit

Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as

Restated Effective January 1, 2005

4. Trinity Master Trust (continued)

Net investment income (loss) of the Trinity Master Trust accounts for the year ended December 31, 2011, and the Plan’s share of net investment income (loss) of each Trinity Master Trust account is summarized as follows:

	Net Appreciation (Depreciation) in Fair Value of Investments	Interest and Dividends	Net Investment Income (Loss)	Share in Net Investment Income (Loss)
Trinity Stock Fund	$2,850,843	$276,253	$3,127,096	95.9%

Mutual funds:

Dodge and Cox Stock Fund	(324,137)	99,529	(224,608)	106.7%
Allianz NFJ Small Cap Value Fund	(140,061)	189,701	49,640	100.0%
American Funds EuroPacific Growth Fund	(1,192,057)	131,964	(1,060,093)	101.1%
Fidelity Growth Company Fund	(744,916)	890,604	145,688	54.4%
Fidelity Magellan Fund	(33,056)	1,584	(31,472)	100.0%
JP Morgan Diversified Select Fund	(264,639)	149,223	(115,416)	134.4%
JP Morgan Prime Money Market Fund	—	3,616	3,616	98.5%
JP Morgan Small Cap Growth Fund	(219,778)	49,256	(170,522)	100.6%
JP Morgan Smart Retirement Fund – 2010	(95,898)	112,189	16,291	98.3%
JP Morgan Smart Retirement Fund – 2020	(450,095)	287,533	(162,562)	100.3%
JP Morgan Smart Retirement Fund – 2030	(733,396)	214,265	(519,131)	100.1%
JP Morgan Smart Retirement Fund – 2040	(608,729)	147,259	(461,470)	100.1%
JP Morgan Smart Retirement Fund – 2050	(225,682)	64,202	(161,480)	100.0%
JP Morgan Smart Retirement Income Fund	(32,877)	36,757	3,880	86.0%
Perkins Mid Cap Value Fund	(368,005)	238,235	(129,770)	101.0%
PIMCO Total Return Fund	25,818	660,616	686,434	97.9%

Common trust funds:

JP Morgan Equity Index Fund – CF	217,153	9	217,162	83.8%
JP Morgan Equity Index Fund	258,691	—	258,691	97.1%

The Trinity Master Trust provides for investments in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Profit Sharing Plan for Employees of Trinity Industries, Inc.

and Certain Affiliates as Restated Effective January 1, 2011, formerly the Profit

Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as

Restated Effective January 1, 2005

5. Income Tax Status

The Plan has received a determination letter from the IRS dated February 22, 2001, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. In January 2011, the Plan requested an update from the IRS to its determination letter. Currently, the IRS has not yet responded to the Plan’s request. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

Generally accepted accounting principles in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Supplemental Schedule

Profit Sharing Plan for Employees of Trinity Industries, Inc.

and Certain Affiliates as Restated Effective January 1, 2011, formerly the Profit

Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as

Restated Effective January 1, 2005

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 75-0225040 Plan #: 029

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Loans to participants	Various maturities, interest rates from 3.25% to 10.50%	$9,630,591

*Party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2011, formerly the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2005.

/s/ William A. McWhirter II
William A. McWhirter II
Member, Profit Sharing Plan Committee May 30, 2012

/s/ James E. Perry
James E. Perry
Member, Profit Sharing Plan Committee
May 30, 2012

/s/ Gail M. Peck
Gail M. Peck
Member, Profit Sharing Plan Committee
May 30, 2012

/s/ S. Theis Rice
S. Theis Rice
Member, Profit Sharing Plan Committee
May 30, 2012

INDEX TO EXHIBITS

Exhibit Number	Seq. Description	Page No.

23	Consent of Independent Registered Public Accounting Firm	24